BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York  10286

September 1, 2020

BNY U.S. Mortgage Fund, Inc.
240 Greenwich Street
New York, New York  10286

Re:       Fee Waiver – BNY Mellon U.S. Mortgage Fund, Inc.

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon U.S. Mortgage Fund, Inc. (the "Fund"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser has agreed, until September 1, 2021, to waive receipt of its fees and/or assume the direct expenses of the fund, so that the direct expenses of the fund's Class A, Class C, Class I, Class Y and Class Z shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed an annual rate of .80%, 1.55%, .55%, .55% and .70%, respectively.  On or after September 1, 2021, BNY Mellon Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to September 1, 2021, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto
                                          James Bitetto

      Secretary

Accepted and Agreed To:

BNY Mellon U.S. MORTGAGE FUND, Inc.

By: /s/James Windels

       James Windels

       Treasurer